

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2020

Robert Kerris
Chief Financial Officer
Ebix, Inc.
1 Ebix Way
Johns Creek, Georgia 30097

> **Re: Ebix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2019**
> **File No. 000-15946**

Dear Mr. Kerris:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2019

Revenue Recognition, page 17

1. Tell us the amount of revenue recognized related to the set up and customization services that are considered a single performance obligation with the SaaS platform service for the periods presented. To the extent material, further explain why you believe these customizations significantly modify the nature of the services you provide over the SaaS platform as you note in your response to prior comment 1.

2. Your disclosures indicate that certain services depend on significant levels of integration and interdependency between the licensed software and additional services. Clarify for us and in your disclosures whether the setup and customization services are considered one performance obligation with the SaaS platform service or with the licensed software. Further, tell us and disclose when revenue is recognized for the licensed software delivered in these arrangements.

3.   Your proposed disclosure indicates that the SaaS Platform fees and the services are recognized over the contract term; however, your current disclosures states that these services (setup and customization) are recognized over their expected useful life, which may exceed the currently contracted term. Please clarify for us which of these is your current policy. To the extent it is the latter, tell us your basis for recognizing revenue beyond the contract term with reference to the accounting guidance followed.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Robin Raina, Chief Executive Officer